Exhibit 99.1

Sun Life Financial Announces Intention to Amend its Normal Course Issuer Bid to Repurchase for Cancellation up to an Additional 4 Million Common Shares

TORONTO, May 8, 2019 /CNW/ - Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced today that, subject to the approval of the Office of the Superintendent of Financial Institutions and the Toronto Stock Exchange (the "TSX"), it intends to amend its existing normal course issuer bid ("NCIB") to increase the number of its common shares that it may purchase for cancellation from 14 million common shares (representing approximately 2.36% of the 593,387,971 common shares issued and outstanding as of April 30, 2019) to 18 million common shares (representing approximately 3.03% of the 593,387,971 common shares issued and outstanding as of April 30, 2019). To date, the Company has completed the purchase and cancellation of 14 million common shares since the commencement of its current NCIB.

Continuing to have a NCIB in place will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

The Company's current NCIB commenced on August 14, 2018 and will continue until August 13, 2019, or such earlier date as the Company completes its purchases. Purchases under the amended NCIB will continue to be made through the facilities of the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases under the amended NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the amended NCIB, and the timing of such purchases (if any), will be determined by the Company. Any common shares purchased by the Company pursuant to the amended NCIB will be cancelled.

The Company previously implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under its current NCIB. Such automatic repurchase plan will continue to apply to the amended NCIB. Under the automatic repurchase plan, which was pre-cleared by the TSX, the Company's designated broker may purchase common shares pursuant to the Company's NCIB at times when the Company ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. Each purchase made pursuant to the automatic repurchase plan will be made by the Company's designated broker based upon the parameters prescribed by the TSX, applicable Canadian securities laws and the terms of the written agreement between the Company and its designated broker. The automatic repurchase plan constitutes an "automatic plan" for purposes of applicable Canadian securities legislation.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) relating to the potential amendment of the Company's current NCIB; (ii) regarding future purchases of common shares under the amended NCIB (including under the automatic repurchase plan); (iii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iv) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions. The forward-looking statements made in this news release are stated as at May 8, 2019, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2018 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2018 under the heading "Risk Factors", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements and there is no assurance that the Company's current NCIB will be amended.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2019, Sun Life Financial had total assets under management of $1,011 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Greg Dilworth
Director	Vice-President
Corporate Communications	Investor Relations
T. 519-888-3900 ext. 341-4896	T. 416-979-6230
krista.wilson@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:10e 08-MAY-19